Exhibit 99.1
Resolution for Paid-in Capital Increase

On September 4, 2020, the Board of directors of Shinhan Financial Group Co., Ltd. (the “Company”) made a resolution to issue new shares. The key details of the resolution are as follows:

1. Type and Number of New Shares (Unit: Number of Shares)	Common Shares	39,130,000
	Other Shares	-
2. Par Value per Share (Unit: KRW)		5,000
3. Total Number of Issued and Outstanding Shares Pre-Capital Increase (Unit: Number of Shares)	Common Shares	477,396,835
	Other Shares	17,482,000
4. Purpose of Raising Capital (Unit: KRW)	Facility Investment	-
	Transfer of Business	-
	Operation	1,158,248,000,000
	Debt Repayment	-
	Acquisition of Securities of Other Corporations	-
	Others	-
5. Method of Capital Increase		Allocation to third parties

6. Issue Price of New Shares (Unit: KRW)	Common Shares	29,600
	Other Shares	-
7. Rate of Discount or Premium on Base Share Price (%)		-2.0
8. Clause(s) under the Articles of Incorporation Serving as Basis for Allocation to Third Parties		Article 13 (Pre-emptive Rights) of the Articles of Incorporation
9. Date of Payment		September 28, 2020
10. Record Date of Dividend on New Shares		January 1, 2020
11. Expected Date of Delivery of New Share Certificates		-
12. Expected Date of Listing of New Shares		October 20, 2020
13. Whether the New Issue Constitutes Back-door Listing via Contribution in Kind		No
14. Whether this Issue Qualifies for Back-door Listing		Not applicable
15. Date of Resolution (Decision) by the Board of Directors		September 4, 2020
- Participation by outside directors	Number of directors present	10
	Number of directors absent	0
- Participation by statutory auditors (audit committee members)		-

16. Whether this Issue is Subject to the Securities Report Filing Obligation	No
17. If the Company is Exempt from the Obligation to File Securities Report on this Issue, the Reason Therefor	Re-sale of newly-issued shares is restricted (The new shares must be deposited with the Korea Securities Depository for a lock up period of one (1) year)
18. Whether this Issue is Subject to Notification to the Korea Fair Trade Commission	Not applicable

19. Other Considerations for Investment Decision

The rationale for calculation of the issue price of the common shares (the “Shares”) being issued as a result of this paid-in capital increase and other matters that may be considered in making investment decision are as follows:

1) Calculation of the issue price of the Shares

- According to Article 5-18(2) of the Korean Regulation on the Issuance of Securities and Disclosure of Information (the “Securities Regulation”), in case of a paid-in capital increase by allocation to third parties, the issue price of new shares may be calculated by applying a discount rate determined by the issuing company to the base share price that is equivalent to (i) the arithmetic average of weighted arithmetic average share prices of the issuing company during (a) 1 month, (b) 1 week and (c) 1 day prior to the date of board resolution approving the paid-in capital increase (or, if there already exists a board resolution determining the issue price, the date thereof) or (ii) weighted arithmetic average share price of the issuing company on the day preceding the date of such board resolution, whichever is lower, provided that (in each case of (i) and (ii)) the issue of the new shares is subject to the performance of measures prescribed in the former part of Article 2-2(2)1 of the Securities Regulation.

Therefore, the Company has determined the base share price as the lower of (i) the arithmetic average of weighted arithmetic average share prices of the issuing company during (a) 1 month, (b) 1 week and (c) 1 day prior to the date of board resolution (which is September 4, 2020) or (ii) weighted arithmetic average share price of the issuing company on the day preceding the date of such board resolution, pursuant to Article 5-18(2) (Determination of Issue Price on Paid-in Capital Increase) of the Securities Regulation.

(Final) Issue Price: Calculated by applying a discount rate of 2.0% to the base share price determined in the above manner.

Date	Closing Price (KRW)	Exchange Volume (no. of shares)	Exchange Amount (KRW in million)
2020-08-04	30,200	1,274,251	38,469
2020-08-05	30,000	1,295,186	38,942
2020-08-06	30,700	2,473,278	76,028
2020-08-07	30,200	1,604,496	48,518
2020-08-10	30,850	2,038,273	62,386
2020-08-11	32,850	5,025,552	161,208
2020-08-12	33,800	4,929,263	163,706
2020-08-13	33,800	3,437,220	115,605
2020-08-14	32,700	2,294,223	75,580
2020-08-18	31,600	2,923,648	92,683
2020-08-19	31,400	1,456,392	46,048
2020-08-20	30,250	1,790,921	54,800
2020-08-21	30,750	1,344,811	41,264

2020-08-24	30,700	1,091,079	33,355
2020-08-25	31,400	1,377,196	42,972
2020-08-26	30,700	1,469,718	45,172
2020-08-27	30,000	2,229,578	67,166
2020-08-28	30,300	2,354,079	71,835
2020-08-31	29,650	3,547,431	106,173
2020-09-01	30,050	1,751,652	52,548
2020-09-02	30,200	1,293,580	38,824
2020-09-03	30,000	1,618,528	48,837
Weighted arithmetic average share price for 1 month (A)			31,307
Weighted arithmetic average share price for 1 week (B)			30,120
Weighted arithmetic average share price for 1 day (C)			30,174
Arithmetic average of (A, B and C) (D)			30,534
Base share price [= Min(C,D)]			30,174
Discount rate			2.0%
Final issue price (rounded upwards to the nearest tick)			29,600

2) Other agreements on the issue of the Shares
(1) Company’s ROFR (Right of First Refusal): Where an investor desires to sell, transfer or otherwise dispose of all or part of the Shares on an over-the-counter (OTC) market, the investor shall offer to make such sale or transfer to the Company in advance and the Company shall be entitled to exercise its right of first refusal in respect of the relevant shares.
(2) Investor’s right to appoint an outside director or a non-executive director: Each investor shall be entitled to designate one (1) outside director or non-executive director (“investor designee”) and the Company shall take all measures necessary to ensure that each investor designee will be selected as a director of the Company. Where the Company issues new shares and an investor anticipates that its shareholding percentage will fall and investor’s right to appoint an outside director or a non-executive director is forfeited as a result of such issue, the investor shall be entitled to subscribe for new shares or acquire existing shares from the Company.

3) Miscellaneous
(1) The Shares will be additionally listed on the Korea Exchange immediately upon completion of the electronic registration procedure for new shares.
(2) The sale of the Shares will be restricted for two (2) years including a lock-up period of one (1) year from the date of electronic registration.
(3) Matters related to the paid-in capital increase for the issue of the Shares that are not prescribed by the board of directors shall be delegated to the chief executive officer or a person designated by the chief executive officer. The matters related to the paid-in capital increase for the issue of the Shares are subject to change during the course of discussion between related agencies, in which case the matters related to such change shall be delegated to the chief executive officer or a person designated by the chief executive officer.
(4) Credit Suisse Securities (Europe) Limited, Seoul Branch, the arranger for the issue of the Shares, shall be responsible for handling the affairs related to arrangement of the issue of the Shares and other affairs related to share issues.

4) Mid- to Long-Term Capital Management Policy

- With the aforementioned capital increase, the Company plans to proactively build a sufficient capital buffer in preparation for changes and uncertainty in the business environment, including with regards to the coronavirus (“COVID-19”) pandemic, and attract and partner with global investors to pursue new sources of growth. In addition, the Company plans to pursue the following mid- to long-term capital management policy to provide investors, including our shareholders, with greater predictability.

1) The Company expects to implement the following capital management policy, at the Company’s discretion, if and when the global and Korean economies start to normalize from the economic recession amidst the COVID-19 pandemic.

2) Considering the current economic conditions, the Company has set the internal target level of Common Equity Tier 1(“CET1”) ratio at 12.0%, which we believe reflects an appropriate level of loss absorption buffer and additional growth capacity.

3) If the CET1 ratio maintains at a stable level above the internal target, the Company plans to reserve an appropriate amount of capital and utilize a portion of retained earnings, if any, to return value to shareholders in a variety of ways, possibly through interim dividends or share buybacks and cancellations.

4) The Company’s plans, expectations and/or projections, including the above capital management policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such statements. Accordingly, these plans, expectations and/or projections are subject to changes depending on a variety of factors, many of which are beyond our control, including new developments concerning the COVID-19 pandemic, global and domestic business environments and new business opportunities. The Company expects to further disclose the details of the aforementioned capital management policy upon the board of directors’ approval.

【Basis Clause for Third Party Allocation, Purpose of Third Party Allocation, Etc.】

Clause under AOI Serving as Basis for Third Party Allocation	Purpose of Third Party Allocation

Article 13 (Pre-emptive Rights) ② Notwithstanding Paragraph ①, the Company may allocate new shares to persons other than its shareholders in the event of any of the following: [Amended on March 17, 2009]
6. Where the Company issues new shares to foreign investors, Korean and/or foreign financial institutions, partnership companies, etc. for managerial needs including the introduction of advanced financial techniques, improvement of the financial structure of the Company or any of its subsidiaries, entrance into strategic partnership, etc. within the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company.

Accomplishment of management goals of the Company

【Target Persons of Allocation, Reason for Selection, Transaction Record, Details of Allocation, Etc.】

Target Person of Allocation	Relationship with the Company or Its Largest Shareholder	Reason for Selection of Target Person	Transaction with the Target Person for 6 Months before and after the Decision to Increase Capital (or Any Plan for Transaction)	Number of Shares Allocated	Remark
Centennial Investment Limited(*)	None	To accomplish managerial goals of the Company and advancement of the governance structure of the Company by attracting global investors	-	20,440,000	Sales restriction for 2 years (including 1-year lock-up period)
SUPREME, L.P.(**)	None	Same as the above	-	18,690,000	Same as the above

(*) Special Purpose Vehicle of a fund advised by Affinity Equity Partners

(**) Special Purpose Vehicle of a fund advised by Baring Private Equity Asia